

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

October 27, 2009

VIA U.S. Mail and Facsimile (863) 648-4983

Frank D. Puissegur
Chief Financial Officer
American Commerce Solutions, Inc.
1400 Chamber Drive
Bartow, Florida 33830

> **Re:** **American Commerce Solutions, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2009**
> **Filed June 15, 2009**
> **Form 10-Q for the fiscal quarter ended August 31, 2009**
> **File No. 33-98682**

Dear Mr. Puissegur:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 28, 2009

Item 1B. Unresolved Staff Comments, page 7

1.   Please tell us why you state that you have no unresolved staff comments when
        you have not responded to the comment letter dated March 9, 2007 on the Form
        10-KSB for the fiscal year ended February 28, 2006.   Please provide a response
        to the previously issued comments in this letter or tell us why those comments are
        no longer applicable.

Results of Operations, page 9

Fiscal Year 2009 compared to Fiscal year 2008

2.   Please tell us and revise future filings to clarify what you mean when you state
        that the decrease in gross profit margin was due to an increase in sales in the
        machining operations, which has a smaller gross profit margin related to
        International Marchine and Welding, Inc. In this regard, it appears that your
        machining operations are included in the International Machine and Welding, Inc.
        segment.

Liquidity and Capital Resources, page 10

3.   We see that you have significant amounts of debt that are "due on demand" and
        that current debt exceeds $2 million at February 29, 2009. Please tell us and
        revise future filings to disclose how and when you intend to satisfy past due
        amounts.

4.   Please expand MD&A in future filings to disclose that your auditors have
        concluded that there is substantial doubt about your ability to continue as a going
        concern. The disclosure should also fully describe management's plans to
        continue the business as a going concern and to fully describe the potential
        consequences to your business if you are unable to raise required financing.   We
        see that you have $1,046 of cash on hand at February 28, 2009

Financial Statements

Consolidated Balance Sheet, page F-2

5.   In light of your significant continuing losses, working capital deficit and
        delinquent liabilities tell us how you have applied the requirements of FASB ASC
        360-10-35 in concluding that there is no impairment of property and equipment.
        Please be detailed and specific in explaining how you applied the literature in
        reaching your conclusion.

Note 3. Significant Accounting Policies, page F-6

6.   We note the disclosure that provisions for discounts and rebates to customers, estimated returns, allowances and other adjustments are provided for in the same period the related sales are recorded. Please tell us and disclose in future filings the nature of the incentives offered to your customers and how you estimate and record the incentives in your financial statements at the date of sale. The amount of these discounts should be disclosed in future filings, if material. Refer to FASB ASC 605-50 and SAB 104.

Note 4. Accounts Receivable, Factored, page F-9

7.   Tell us how you applied the requirements of FASB ASC 860 (SFAS 140) in accounting for factored receivables. Explain why transactions should not be presented as borrowings prior to payment by the underlying customer. That is, show us that your accounting is appropriate in GAAP.

Note 9. Convertible Preferred Stock, page F-11

8.   We see that the payments of annual dividends for the company's outstanding convertible preferred stock have been deferred by the company and that you have preferred dividends in arrears of $118,377 at February 28, 2009. Clarify what you mean that the dividends have been "deferred." In addition, please tell us how you are accounting for the preferred dividends payable by reference to FASB ASC 505-10 and 260-10-50.

Note 12. Related Party Transactions, page F-13

9.   We see that you issued common stock to a related party in exchange for guarantees of a note payable. Please tell us and revise future filings to disclose how you valued the shares issued. In addition, disclose the nature and term of the guarantee.

Exhibits, page 33

10.   We note that the certifications filed as Exhibits 31.1 and 31.2 are not in the proper form. The required certifications must be in the exact form prescribed; and, the wording of the required certifications may not be changed in any respect, except as otherwise indicated in Commission statements or staff interpretations. Please refer to Section III of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm. Please amend the Form 10-K and

any subsequently filed Forms 10-Q to provide currently dated and signed certifications in the form set forth in Item 601 to Regulation S-K.

Form 10-Q for the fiscal quarter ended August 31, 2009

Note 9. Related Party Transactions, page 10

11.   Regarding the guaranty loan fees paid to a related party, please tell us the basis in U.S. GAAP for recording the fees as a component of equity. In addition, tell us and revise to disclose the amortization period for the fees and where the expense is recorded on the statement of operations.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Frank D. Puissegur
American Commerce Solutions, Inc.
October 27, 2009
Page 5

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief